OREGON MINERAL TECHNOLOGIES, INC.
                    (formerly Advanced Mineral Technologies, Inc.)
                                 50 Beekman Square
                            Jacksonville, Oregon, 97530
                             Telephone  541-899-1500

February 22, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Andrew Schoeffler

Re:     Advanced Mineral Technologies, Inc.
        Registration Statement on Form SB-2
        Filed February 14, 2006
        File No. 333-131836


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the Registrant's entire registration statement on Form SB-2 originally filed on February 14, 2006 and subsequently amended on October 17, 2006 and May 10, 2007. The filing has not been declared effective. No securities have been sold pursuant to the registration statement.

The Registrant's requests this withdrawal due to the significant passage of time, the change in the SEC requirements regarding Form SB-2 and the significant changes to the Registrant's operations.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/C. Doug Hamilton
-----------------------
C. Doug Hamilton, CEO